Exhibit 99.1

CENTOGENE Announces Temporary Leave of Absence of Holger Friedrich from the Supervisory Board

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, Nov. 21, 2019 (GLOBE NEWSWIRE) -- CENTOGENE (Nasdaq: CNTG), a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies, announced today that Holger Friedrich, a member of the Company’s supervisory board, will with immediate effect take a temporary leave of absence from the Supervisory Board.

About CENTOGENE

Centogene is a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. The Company’s goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. Centogene has developed a global proprietary rare disease platform based on our real-world data repository with over 2.0 billion weighted data points from over 450,000 patients representing 115 different countries as of August 31, 2019, or an average of over 500 data points per patient.

The Company’s platform includes epidemiologic, phenotypic and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. Centogene believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of August 31, 2019, the Company collaborated with over 35 pharmaceutical partners for over 30 different rare diseases.

Media Contact:

Ross Bethell

Director, Corporate Communications

press@centogene.com